Mail Stop 3561

January 12, 2006

John A. Fahlberg, President
New Age Translation, Inc.
12926 Morehead
Chapel Hill, N.C.  27517

     RE:  New Age Translation, Inc. ("the company")
             Amendment No. 2 to Registration Statement on
             Form SB-2
             Filed December 2, 2005
             File No. 333-125575

Dear Mr. Fahlberg:

     We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Calculation of Registration Fee

1. For future reference, please note that there is no longer a
$100. minimum filing fee. Fees beginning on November 27, 2005 are calculated at $107. per $1 million amount registered.




John A. Fahlberg
New Age Translation, Inc.
January 12, 2006
Page 2.

Plan of Operation, page 17

2. We note that Mr. Fahlberg plans to "advance funds to file current, quarterly and annual reports with the SEC should we not have
the funds to do so."   Please disclose whether or not there is a
written agreement whereby Mr. Fahlberg has committed to funding the company for this purpose or whether this is an oral agreement or understanding only.

3. With respect to counsel`s response #14, we do not understand your statement, "With respect to LDG, we do not know their investors were contacted." Please clarify.

Management`s Discussion . . .

Liquidity and Capital Resources, page 19

4. In the first paragraph of this section, please indicate the price per share, the number of purchasers and delete the reference to
"this prospectus".

5. Indicate the price per share for the 5,000,000 shares and to whom they were issued. Clarify the nature of the "expenses of $22,781" for this transaction which appears to have been simply a bookkeeping transaction with one purchaser, Mr. Fahlberg. Remove the last sentence of this paragraph which is redundant.

Executive Compensation

6. Update the table for the fiscal year ended November 30, 2005.

Market for Common Equity and Related Matters

7. Please include the disclosure required by Item 201 of Regulation S-B.




John A. Fahlberg
New Age Translation, Inc.
January 12, 2006
Page 3.

Closing Comments

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

     Please contact Blaise Rhodes at (202) 551- 3774 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.



Sincerely,





John Reynolds

Assistant Director




CC:   Conrad C. Lysiak, Esq.
         Via fax  (509) 747-1770